Mail Stop 4561

June 7, 2006

By U.S. Mail and facsimile to (302) 571-6842.

Stephen A. Fowle
Executive Vice President and Chief Financial Officer
WSFS Financial Corporation
838 Market Street
Wilmington, Delaware 19899

> **Re: WSFS Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 13, 2006**
> **File No. 000-16668**

Dear Mr. Fowle:

We have reviewed your response to our review filed with the Commission on May 10, 2006 and have the following additional comments. Please provide us with the requested information so we may better understand your response. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements

20. Accounting for Derivative Instruments and Hedging, page 58

1. We note your response to our previous comment 2. From your disclosure on page 45, it appears that this debt was refinanced with new Pooled Floating Rate Securities in April of 2005. Your disclosure further indicates that you purchased an interest rate cap. It appears from your disclosure that this was the same interest rate cap used to hedge the original $50.0 million of trust preferred securities.

Please tell us in detail how you considered paragraph 33 of SFAS 133 in accounting for the dedesignation and redesignation of this interest rate cap.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please file your response on EDGAR and provide us with your intended disclosures to be included in your future filings. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3851 if you have questions.

Sincerely,

Paul Cline
Senior Accountant